Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following slide deck was presented by Bella Goren, AMR Corporation’s Senior Vice President and Chief Financial Officer, to the Cargo Enterprise Council on April 24, 2013.

4/23/2013 Cargo Enterprise Council Bella Goren, SVP and CFO American airlines oneworld

Important Information for Investors and Stockholders 2 4/8/2013 Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Forward-Looking Statements 4/8/2013 This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. 3

Agenda 4/23/2013 1.Restructuring Update 2.First Quarter 2013 Results 3.Enhanced Customer Experience 4.The New American 4

4/23/2013

Restructuring Update

5

Our Restructuring Plan 4/23/2013 •American’s restructuring plan is focused on renewal and targeted growth •Success requires $3B in annual financial improvement by 2017 with approximately $2B coming from cost savings Required Financial Improvement ~ $3 billion Revenue ~ $1 billion •Continuing Product Improvements •Network Scale •Fleet Renewal and Optimization •Removing Barriers to Operational Flexibility Restructuring Savings ~ $2 billion •Employee-Related Cost Savings •Restructuring Debt and Leases •Grounding Older Planes •Maximizing Supplier Relationships •Facility Savings 6

Restructuring Progress 4/23/2013 •On track to realize restructuring related savings •Completed the majority of its financial restructuring, including –Reducing debt –Renegotiating aircraft leases and facilities agreements –Grounding older airplanes and renewing our fleet –Rationalizing the regional fleet, –Renegotiating supplier relationships, –Streamlining the management structure and restructuring labor costs •And making a number of other important changes 7

Improved Capital Structure 4/23/2013 We are improving our capital structure, which will enable investment, support growth and provide flexibility to better absorb the exogenous events that airlines regularly confront Capital Structure Capacity for Investments Growth Flexibility to Absorb Shocks 8

4/23/2013 4/23/2013 First Quarter 2013 Results 9

First Quarter Financial Results 4/23/2013 AMR Corporation reported a first quarter 2013 net profit of $8 million, excluding reorganization and special items •Revenue of $6.1 billion is the highest first quarter revenue in company history •Net profit of $8 million, excluding reorganization and special items, a $256 million improvement year-over-year, and –AMR’s first profitable first quarter since 2007 •Consolidated unit costs, excluding fuel and special items, improved 3.2% year-over-year, marking the second consecutive quarter of non-fuel unit cost reduction •On April 15, AMR filed its Plan of Reorganization and Disclosure Statement, approval hearing scheduled for May 30. Also filed registration with the SEC to move forward with its anticipated merger with US Airways 10

Other First Quarter Highlights 4/23/2013 •In January, American Airlines placed into service its first Boeing 777-300ER (Extended Range) aircraft – the Flagship of its fleet –Building on the fleet renewal momentum, American took delivery of 12 new aircraft in the first quarter (nine 737-800s and three 777-300ERs) •American also took steps to build a broader network through expansion of its alliance partnerships and by seeking new route authorities –LATAM Airlines Group announced it will join oneworld® as its Global Alliance –Finnair announced its intent to join the transatlantic joint business with American, British Airways and Iberia –American signed agreements with oneworld® member-elect Qatar Airways, based in Doha, Qatar, and the newest oneworld® member Malaysia Airlines, to codeshare on each other’s flights –American announced an expanded codeshare with Alaska Airlines –American filed an application with the U.S. Department of Transportation for the right to fly additional United States – Brazil frequencies from its Los Angeles and Chicago hubs beginning in 2013 and 2014 11

Improved Financial Performance 4/23/2013 Our restructuring efforts are driving improvements in our quarterly financial performance, putting us on a strong financial footing to continue to invest in our network and product /1 Excluding special and reorganization items 12 0 100 200 300 400 1Q12 2Q12 3Q12 4Q12 1Q13 YOY Change in AMR Net Earnings /1 ($ millions)

4/23/2013 Enhancing Customer Experience 13

investing in products and services Fleet Modernization Premium Enhancements Productivity / Connectivity •New seats •In-Flight Entertainment •New Boeing/Airbus Narrowbody Fleet •737 Boeing Sky Interior •777-300ERs •787s •Turn Down Service •Samsung Galaxy Tablets •Flagship Check-In •Concierge Key •5-Star Service Expansion •Admirals Club Improvements •New Consulting Chefs •Main Cabin Extra •In-flight Wi-Fi •Power Ports •Entertainment On Demand •Mobile Applications/ Boarding Passes Investing in Products and Services 4/23/2013 14

New and Upgraded Terminals SFO Terminal 2 DFW Terminals A & C LAX Terminal 4 MIA North Terminal 4/23/2013 15

We are Executing on our Recent Decisions •Over the last 12 months, we have made a number of significant decisions about improvements to our fleet, products and services •These decisions are becoming reality in very short order Samsung Galaxy Tab in Premium Cabins Introduced 4Q 2011 Citi/ AAdvantage Primary Card Refresh Launched 2Q 2012 Main Cabin Extra Introduced 4Q 2012 777-300ER 1Q 2013 A319 3Q 2013 A321 Transcon 4Q 2013 Existing Widebody Redesign Early 2014 4/23/2013 16

4/23/2013 The New American 17

Introducing the New American Airlines •Creates a premier global carrier •Enhances value for all financial stakeholders –Creates substantial synergies, generates greater financial strength and flexibility, and benefits from employee support, facilitating integration •Offers consumers more choices and better service –A more robust global network with the ability to connect to more places –Additional investments in products and services to improve travel experience –Improved loyalty benefits by expanding opportunities to earn and redeem miles –Highly competitive for global corporate accounts 4/23/2013 18

Global Network Carrier Combination will create three similarly sized, competitive global network carriers Source: Full Year 2012 Consolidated ASMs, as reported Southwest and others also provide competition in the marketplace + 2012 Consolidated Available Seat Miles 4/23/2013 19

World-Class Global Network Asia/Pacific ?5 Destinations ?8 Routes Mexico ?20 Destinations ?42 Routes South America ?21 Destinations ?34 Routes Europe / Middle East ?21 Destinations ?52 Routes Caribbean ?32 Destinations ?93 Routes Central America ?10 Destinations ?22 Routes Canada ?9 Destinations ?30 Routes Diio 2013 published schedules as of January 25, 2013 4/23/2013 20 us airways American airlines

Complementary Domestic Network Domestic Network 218 Destinations 682 Routes Diio 2013 published schedules as of January 25, 2013 4/23/2013 21 us airways American airlines shared routes

American and US Airways Bring Unique Destinations to Each Other’s Customers 4/23/2013 Diio 2013 published schedules as of January 25, 2013 North America Abilene, TX Alexandria, LA Amarillo, TX Aspen, CO Beaumont/Pt. Arthur, TX Bloomington, IL Brownsville, TX Cedar Rapids, IA Champaign, IL College Station, TX Colorado Springs, CO Columbia, MO Columbus, GA Corpus Christi, TX Dubuque, IA Evansville, IN Fargo, ND Flint, MI Fort Smith, AR Fort Wayne, IN Garden City, KS Grand Island, NE Grand Rapids, MI Green Bay, WI Gunnison, CO Houston-Hobby, TX Jackson Hole, WY Shreveport, LA Sioux City, IA Sioux Falls, SD Joplin, MO Kalamazoo, MI Killeen, TX La Crosse, WI Lafayette, LA Lake Charles, LA Laredo, TX Lawton, OK Longview, TX Lubbock, TX Madison, WI Manhattan, KS Marquette, MI McAllen, TX Midland/Odessa, TX Moline, IL Monroe, LA Montrose, CO Oklahoma City, OK Peoria, IL Rapid City, SD Rochester, MN Roswell, NM San Angelo, TX Santa Fe, NM Springfield, IL Springfield, MO Steamboat Springs, CO Texarkana, AR Toledo, OH Traverse City, MI Tulsa, OK Tyler, TX Vail/Eagle, CO Waco, TX Waterloo, IA Watertown, NY Wausau, WI Wichita Falls, TX Wichita, KS Kitchener, ON Aguascalientes, MX Chihuahua, MX Leon/Guanajuato, MX Morelia, MX Monterrey, MX Puebla, MX Queretaro, MX San Luis Potosi, MX Torreon, MX Veracruz, MX Akron/Canton, OH Albany, NY Allentown, PA Asheville, NC Augusta, GA Bakersfield, CA Bangor, ME Binghamton, NY Boise, ID Burbank, CA Burlington, VT Daytona Beach, FL Elmira, NY Erie, PA Fayetteville, NC Flagstaff, AZ Florence, SC Greenville, NC Hilton Head Island, SC Huntington, WV Ithaca, NY Jacksonville, NC Long Beach, CA Long Island-Macarthur, NY Lynchburg, VA Manchester, NH Martha’s Vineyard, MA Melbourne, FL Myrtle Beach, SC Nantucket, MA New Bern, NC New Haven, CT Newburgh, NY Newport News, VA Oakland, CA Portland, ME Providence, RI Roanoke, VA Salisbury, MD San Luis Obispo, CA Sarasota/Bradenton, FL Spokane, WA State College, PA Tri-Cities, TN Wilkes-Barre/Scranton, PA Williamsport, PA Wilmington, NC Yuma, AZ Edmonton, AB Halifax, NS Quebec, QX Hermosillo, MX Manzanillo, MX South America Asuncion, PY Belo Horizonte, BR Bogota, CO Brasilia, BR Buenos Aires, AR Cali, CO Caracas, VE Guayaquil, EC La Paz, BO Lima, PE Manaus, BR Maracaibo, VE Medellin, CO Montevideo, UY Quito, EC Recife, BR Salvador, BR Santa Cruz, BO Santiago, CL Caribbean Curacao, CW Dominica, DM Fort De France, MQ George Town, BS Grenada, GD Kingston, JM La Romana, DO Marsh Harbour, BS North Eleuthera, BS Pointe A Pitre, GP Port Au Prince, HT Port Of Spain, TT Puerto Plata, DO Santiago, DO Tortola, VG Central America Guatemala City, GT Managua, NI Panama City, PA Roatan, HN San Pedro Sula, HN San Salvador, SV Tegucigalpa, HN Asia/Pacific Beijing, CN Seoul, KR Shanghai, CN Tokyo-Haneda, JP Tokyo-Narita, JP Europe / Middle East Amsterdam, NL Athens, GR Brussels, BE Glasgow, GB Lisbon, PT Munich, DE Shannon, IE Venice, IT Tel Aviv, IL Dusseldorf, DE Helsinki, FI Milan, IT 130 Cities served by American but not by US Airways 62 Cities served by US Airways but not by American 22

A Stronger oneworld® •oneworld® is the preferred alliance for premium customers •A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace oneworld 26% SkyTeam 30% Star 45% BEFORE oneworld 34% SkyTeam 30% Star 36% AFTER MIDT premium passenger bookings Diio 2013 published schedules as of January 25, 2013 US to World ASM Share 1,300 1,400 1,700 2,300 2,300 2,500 2,500 4,200 Frankfurt Seoul Paris Singapore Hong Kong New York Tokyo LondonLargest Worldwide Premium Destinations International Premium Passengers Per Day Each Way 4/23/2013 23

Significant Benefits for Flyers •Increased comfort and connectivity •Continued investments in technology, products, and services •New aircraft to feature: –Advanced in-seat inflight entertainment systems –Inflight Wi-Fi connectivity –“Main Cabin Extra” seating •New transcontinental and international widebody aircraft will feature lie-flat, all-aisle access premium class seats 4/23/2013 24

Right Aircraft in the Right Place at the Right Time In-Service Aircraft at year-end 2012; includes aircraft operated by other airlines under capacity purchase agreements The new American Airlines will have one of the most modern and efficient fleets in the industry Mainline Fleet Narrowbody 487 314801 Widebody 121 26 147 Total Mainline 608 340 948 Regional Fleet 281 282 563 Total 889 622 1,511 + 4/23/2013 25

Revitalized Fleet Including aircraft delivered or scheduled to be delivered to AMR and US Airways Group in 2013, the new American Airlines is scheduled to take delivery of more than 600 new aircraft through 2022 The fleet will include our fuel-efficient Flagship aircraft, American’s new Boeing 777-300ER, with fully lie-flat, all-aisle access premium seating and international Wi-Fi capability 4/23/2013 26 Mainline Fleet Narrowbody 517 Widebody 90 Total 607 + AMR Form S-4

Shareholders and Stakeholders Will Benefit from the Merger •Combination creates substantial synergies for all financial stakeholders Synergies (millions) Network Revenue Synergies $900 Cost Synergies $550 Labor Harmonization ($400) Total Synergies in 2015 ~$1,050 •One-time transition-related cash costs of ~$1.2B, spread over next three years, include –Integration of information technology platform –Standardization of aircraft interiors, livery, airports and clubs –Achievement of single operating certificate 4/23/2013 27

American airlines one world